950 Winter Street Waltham, MA 02451 Tel: (617) 551-4000 Fax: (617) 551-4701

December 28, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, DC 20549

Attention:	Keira Nakada
Sharon Blume

Re:	SEC Comment Letter dated December 22, 2017
Radius Health, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 24, 2017
Form 10-Q for the Quarterly Period Ended September 30, 2017
Filed November 2, 2017
File No. 001-35726

Dear Ms. Nakada and Ms. Blume,

Radius Health, Inc. (the “Company”) acknowledges receipt of your comment letter dated December 22, 2017 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2016 and Form 10-Q for the quarterly period ended September 30, 2017. As discussed in telephone messages on December 28, 2017 from Michael Alfieri of the Company to you, the Company respectfully request an extension to respond to the Comment Letter. The Company respectfully requests an extension of an additional ten (10) business days until January 23, 2018 to respond to the Comment Letter in order to provide sufficient time for the Company to prepare the necessary response. The Company is committed to responding to the Comment Letter promptly and intends to provide a response to the Staff no later than January 23, 2018. Should you have any questions regarding the request made herein, please do not hesitate to contact Sarah Ashfaq of Goodwin Procter LLP at (212) 459-7238. Thank you very much for your courtesy and cooperation in this matter.

Sincerely,

/s/ Jose Carmona

Jose Carmona

Chief Financial Officer